EXHIBIT (h)(4)(ii)
SCHEDULE G
1. Definitions. The terms in quotation marks below shall have the meanings ascribed to them below for purposes of this Schedule G only. Capitalized words used in this Schedule G not defined in this Schedule G shall have the meanings ascribed to them elsewhere in the Agreement:
1.1 “Account” means the account of a Shareholder in the Fund or any Portfolio.
1.2 “AdvisorCentral” means AdvisorCentral LLC.
1.3 “Documentation” means the documentation materials maintained by AdvisorCentral which describe the functionalities of the Web Portal and provide instructions for the use of the Web Portal, as such documentation materials may be updated and modified from time to time by AdvisorCentral.
1.4 “Financial Intermediary” means any investment advisor, brokerage firm, financial planner or other entity that will be authorized by the Fund to act on behalf of a Shareholder to perform Inquiries, and, to the extent the Fund elects to participate in AdvisorCentral services permitting Transactions, initiate Transactions through the Web Portal.
1.5 “Inquiry” means any interaction with or action taken with respect to the Web Portal initiated by a Financial Intermediary which is not a Transaction.
1.6 “Portfolio” means any class, tier, series or portfolio of the Fund.
1.7 “Services” means those shareholder data and information aggregation services made available by AdvisorCentral from time to time to Financial Intermediaries through the Web Portal, as such may be updated, revised or amended in AdvisorCentral’s discretion from time to time, which a Fund elects to make available to Financial Intermediaries via the Web Portal.
1.8 “Shareholder” means the record owner of any number of shares of the Fund or any Portfolio.
1.9 “Shareholder Data” means information pertaining to a Shareholder and the Accounts in the Fund or any Portfolio, non-public personal information (as defined by Regulation S-P) in the possession of the Fund, and Transactions.
1.10 “Transaction” means any purchase, sale, redemption, distribution, exchange, transfer or other activity or change in status involving an Account or Account assets initiated by a Financial Intermediary.
1.11 “Web Portal” means the collection of electronic documents, electronic files, content, text, graphics, and software code, including, but not limited to, HTML and XML files, Java and JavaScript files, graphics files, animation files, data files, technology, scripts and programs residing on any computer system(s) maintained by or for AdvisorCentral, accessible via the Internet at www.advisorcentral.com.
2. Authorization to Share Information. AdvisorCentral operates the Web Portal for use by Financial Intermediaries to access and manage the accounts of clients who are shareholders of investment companies or other collective investment vehicles The Fund desires to participate in the Web Portal and authorizes PFPC to provide Shareholder Data to AdvisorCentral for use in the Web Portal and to take all actions consistent with the documentation for the Services and the Web Portal to facilitate the Fund’s participation in the Web Portal.

3. Duties of PFPC. PFPC shall (i) act reasonably in accordance with the Documentation to facilitate participation by the Fund in the Services and the Web Portal on an “as is” basis as made available by AdvisorCentral and shall permit the Fund to make all elections with respect to the Services which the Documentation provides for a Fund to make, and (ii) provide the Fund at its standard rates and charges, to the extent requested by the Fund, with inquiry access to Shareholder Data in the Web Portal. PFPC makes no representations or warranties with respect to the operation of the Web Portal.
4. Duties of the Fund. The Fund shall maintain, or cause its distributor to maintain, appropriate agreements with DTCC or NSCC, as may be appropriate, including without limitation, agreements with respect to FUND/Speed, and to pay as they come due all fees and charges associated with such agreements either directly or as passed through on invoices of PFPC. The Fund shall strictly comply with all Documentation and any specifications contained therein with respect to the Fund’s inquiry access to the Web Portal. The Fund shall communicate with Financial Intermediaries and Shareholders to the extent such is reasonably required for the Services to be performed in accordance with the Documentation. The Fund’s use of inquiry access to the Web Portal shall be conducted in full compliance with any terms of use, restrictions, limitations and indemnities made applicable by AdvisorCentral generally to inquiry users of the Web Portal.
5. Linking. The Fund hereby grants to PFPC and AdvisorCentral a royalty-free, nonexclusive, nontransferable and revocable right and license to use the Fund’s hyperlink in connection with the Services. PFPC will obtain a grant by AdvisorCentral of a royalty-free, nonexclusive, nontransferable and revocable right and license to use AdvisorCentral’s hyperlink in connection with providing the Services. Each party shall reasonably cooperate with the other party concerning the placement, location and destination of such hyperlinks.. All rights not expressly granted to a party under this Section 5 are retained by the party owning such rights. A party shall immediately cease using another party’s hyperlink immediately upon termination of the license granted by this Section 5.
6. Trademarks. The Fund hereby grants to PFPC and AdvisorCentral a non-exclusive, limited license to use its trademarks, service marks and trade names in connection with the Services or performing this Agreement. PFPC will obtain a grant by AdvisorCentral of a non-exclusive, limited license to use its trademarks, service marks and trade names in connection with performing this Agreement. All use of trademarks shall be in accordance with the granting party’s reasonable policies regarding advertising and trademark usage as established from time to time. The Fund hereby grants PFPC and AdvisorCentral the right and license to display the Fund’s trademarks, service marks and trade names on the Web Portal and in advertising and marketing materials related to the Web Portal and the Services. The Fund shall retain all right, title and interest in and to its trademarks, service marks and trade names worldwide, including any goodwill associated therewith, subject to the limited license granted in this Section 6. Use of the trademarks hereunder by the grantee of the trademark license shall inure to the benefit of the trademark owner and grantees shall take no action that is inconsistent with the trademark owner’s ownership thereof.
7. Access and Display License. The Fund hereby grants to PFPC and AdvisorCentral a worldwide, royalty-free, non-exclusive right and license to display through the Web Portal, and provide Financial Intermediaries access to, all portions of the Fund and Shareholder information and data provided by PFPC to AdvisorCentral on behalf of the Fund for use on the Web Portal (“Provided Information”). Without limiting the generality of the foregoing, the license granted in this Section 7 shall include the right to (i) download and store, copy in on-line and off-line form, reformat, manipulate, and distribute, publish, transmit, and display the Provided Information via the Web Portal; and (ii) permit Financial Intermediaries to access and use the Provided Information. The Fund shall have sole responsibility for imposing any desired use restrictions on Financial Intermediaries.

8. AdvisorCentral Intellectual Property and Proprietary Rights. AdvisorCentral shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights associated with the Services or the Web Portal at any time or from time to time (“Intellectual Property”). The Fund acknowledges and agrees that nothing contained in this Agreement transfers or assigns to the Fund any rights in or to any Intellectual Property. If AdvisorCentral provides the Fund with any computer software in connection with the Services or PFPC’s performance of this Agreement, Fund shall use said computer software soley for purposes of gaining inquiry access to the Web Portal, and shall not copy, decompile, reverse engineer or otherwise attempt to derive the source files thereto.
9. Fees. For the services provided by PFPC pursuant to this Schedule G, the Fund shall pay to PFPC the fees provided for in the writing referenced in Section 6(a) of the Agreement. Such fees are exclusive of and do not include any taxes, duties, or similar charges. The Fund agrees to pay or reimburse PFPC for all federal, state, dominion, provincial, or local sales, VAT, use, personal property, import, export, excise or other taxes, fees, or duties arising out of this Agreement or the transactions contemplated by this Agreement, except that the Fund shall have no liability for taxes on the net income of any other party. PFPC reserves the right to pass through and invoice the Fund for increases in such fees imposed by AdvisorCentral upon 30 days advance notice (such increases not to occur more than once a calendar year) or upon renewal of the Agreement. If Fund does not consent to such fee increases, then Fund’s sole and exclusive remedy is to terminate Services under this Schedule G and pay all amounts due and owing through the date of such termination.
10. Disclaimer of Warranties. Each of PFPC and AdvisorCentral expressly disclaim any warranty that the Web Portal, Services or specifications related thereto will be accurate, uninterrupted or error free and neither PFPC nor AdvisorCentral makes no warranty as to the results obtained from use of the Web Portal, Services or specifications related thereto. The Web Portal, Services and specifications related thereto are made available on an “As Is, As Available” basis, and PFPC and AdvisorCentral expressly disclaims all warranties, either express or implied, including, but not limited to, warranties of title or non-infringement, or the implied warranties of merchantability or fitness for a particular purpose. Because some states or jurisdictions do not allow the exclusion of certain types of implied warranties, in such states or jurisdictions, such exclusions will be applicable to the greatest extent permitted by law.
11. Indemnification. The Fund, at its own expense, will defend and indemnify PFPC and AdvisorCentral against any claim arising in connection with the use by the Fund or its Financial Intermediaries of the Web Portal, other than claims arising as a direct result of PFPC’s or AdvisorCentral’s gross negligence or intentional misconduct. PFPC shall use reasonable efforts to (A) give the Fund prompt written notice of such claims, provided, however, that any failure by PFPC to provide said prompt written notice shall excuse the Fund only to the extent that the Fund is prejudiced thereby, (B) permit the Fund to defend or settle the claims, and (C) provide the Fund with reasonable assistance in defending or settling the claims at the Fund’s sole cost and expense.
12. Exclusion of Consequential Damages. Nothwithstanding any other provision of this Agreement, neither PFPC nor its affiliates shall not be liable for (A) losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; war; terrorism; fire; sabotage; interruption, loss or malfunction of utilities, computer or communications capabilities; natural catastophes; or non-performance by a third party, or (B) consequential, exemplary, punitive, special or indirect losses or damages, or any lost revenues or lost profits, even if advised of the possibility of such. In jurisdictions not permitting full enforcement of the foregoing, PFPC’s liability shall be limited to the greatest extent permitted by law.

13. Limitation of Liability. The collective liability of PFPC and its affiliates to the Fund for all loss, claim, suit, controversy, breach or damage arising out of or related to PFPC’s obligations under this Schedule G, regardless of the form of action or legal theory (“Loss”) shall not exceed the fees received by PFPC pursuant Section 9 during the six (6) months immediately prior to the date of the Loss Fund acknowledges that this limitation has been taken into account in establishing such fees.
14. Confidential Information.
(a) Either party may disclose (the “Disclosing Party”) to the other party (the “Receiving Party”) certain information pursuant to this Schedule G that the Disclosing Party considers to be confidential and/or proprietary, including, but not limited to, Shareholder Data and data entered or provided by Financial Intermediaries accessing or using the Web Portal or the Services made available via the Web Portal, software machine code or source code, technical processes and formulas, product designs, customer lists, product and business plans, advertising revenues, usage rates, projections, marketing and other data, the terms and provisions of this Agreement, sales, cost, account and other technical, business and financial information, as well as information that the Disclosing Party marks as confidential (“Confidential Information”). Notwithstanding the foregoing, Confidential Information does not include information (i) already known or rightfully received by the Receiving Party without an obligation of confidentiality, (ii) independently developed by the Receiving Party without use of Disclosing Party’s Confidential Information, or (iii) approved for disclosure in writing by the Disclosing Party.
(b) The Receiving Party shall make use of the Confidential Information only for the purposes of this Agreement and shall protect the Disclosing Party’s Confidential Information by using the same degree of care, but not less than a reasonable degree of care, to prevent the unauthorized use, dissemination, or publication of the Confidential Information as the Receiving Party uses to protect its own Confidential Information of a like nature. The Receiving Party shall disclose Confidential Information only (i) to those of its officers, directors, employees and auditors with a need to know such Confidential Information, (ii) to those sub-contractors, representatives and consultants with a need to know such Confidential Information who are bound by a written agreement with the Receiving Party to confidentiality obligations no less protective of Confidential Information as provided for in this Schedule G; or (ii) as requested or required by court order, applicable law or regulation or any regulatory agency or governmental body having jurisdiction over the Receiving Party.
(c) All Confidential Information shall remain the property of the Disclosing Party, and such Confidential Information and any copies thereof, shall be promptly returned to the Disclosing Party upon request or upon termination of this Agreement or the Services or, at the Disclosing Party’s sole option, destroyed, in which case the Disclosing Party shall be notified promptly in writing when its Confidential Information has been destroyed; provided, however, PFPC may retain copies of Confidential Information of the Fund that PFPC reasonably determines warranted for regulatory, audit or legal reasons. The furnishing of any Confidential Information between the parties shall not constitute the granting of any right or license to use such Confidential Information except as expressly provided for in this Agreement.
15. AdvisorCentral Rights. AdvisorCentral is an intended third-party benficiary of the provisions of this Schedule G which specifically reference AdvisorCentral.
16. Survival. The following Sections of this Schedule G shall survive a termination of this Agreement or the Services: 6 — 8 (provisions applicable after a termination) and 8 — 17.
17. Limited Scope of Schedule G. The terms of this Schedule G shall be construed to apply solely with respect to the rights and obligations of the parties as set forth in this Schedule G.

[End of Schedule G]

Schedule 1
Fees and Payment
     A. ___“Standard” Fee
     B. ___“No Base” Fee
The Fund Company acknowledges that it is responsible for the standard DTCC/NSCC fees, which are currently as set forth under C, and is responsible for Other Fees described under D only to the extent mutually agreed.

A. AdvisorCentral “Standard” Fee	Fee

Activity	Fee

1.Base Fee	$25,000/year

2. “Click” Fees”:

Inquiry	$0.10

Purchase, Redemption or Exchanges	$0.50

New Account Set-up	$1.50

Account Maintenance	$1.00

Electronic Statements (Click charge only)	$0.10

Prospectus Request	$0.75

B. AdvisorCentral “No Base Fee” Structure:

Activity	Fee

1. Base Fee	None

2. “Click” Fees:

Inquiry	$0.50

Purchase, Redemptions or Exchanges	$1.00

New Account Set-up	$3.00

Account Maintenance	$2.00

Electronic Statements (Click charge only)	$0.50

Prospectus Request	$1.50

C. DTCC-Fund/Speed Fees (Assessed directly by the DTCC)

1. Base Fees:

Fewer than 25 CUSIPS	$250/month

25-99 CUSIPS	$1,000/month

100 or more CUSIPS	$2,500/month

2. “Click” Fees

Inquiry	$0.005

Purchase, Redemptions or Exchanges	$0.50

Maintenance	$0.50

New Account Set-up	$0.75

D. Other Fees:

• Customization Fee: $150/hour